UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of September, 2004

Commission File Number:  1-14842


                                   E-SIM LTD.
                 (Translation of registrant's name into English)


           5 KIRYAT MADA STREET, HAR HOTZVIM, JERUSALEM 91450, ISRAEL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.





The following are included in this report on Form 6-K:

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


                                                                                  Sequential
         Exhibit                           Description                           Page Number
         -------                           -----------                           -----------
         1.               Press release, dated September 8, 2004.                      3
         2.               Press release, dated September 21, 2004                      5






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


MEDIA CONTACT:                                        INVESTOR CONTACT:

Yardena Cogan                                         Yaron Eldad
e-SIM Ltd.                                            e-SIM Ltd.
+1-888-742-9364                                       +972-2-587-0770
ycogan@e-sim.co.il                                    yaron@e-sim.co.il


         E-SIM LAUNCHES NEW MMI SOLUTION VERSION 2.0 FOR MOBILE HANDSETS
               A COST-EFFECTIVE ALTERNATIVE TO HIGH-END COMMERCIAL
                OPERATING SYSTEMS RUNNING ON LOWER-END PROCESSORS


Jerusalem, Israel September 8, 2004 - e-SIM Ltd. - e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of mobile handset Man Machine Interface (MMI) solutions, announced the release of its new advanced MMI Solution version 2.0 software.

With its latest 2.0 release, e-SIM's MMI Solution offers a low-cost alternative to high-end commercial operating systems. Requiring significantly lower memory and processing resources, e-SIM's MMI Solution is easily portable to any platform, and provides a single solution for most handset tiers, from low to high-end feature phones, and for any communication protocol.

e-SIM provides platform and device manufacturers a complete end-to-end MMI software technology solution containing the essential components, tools, and services required to develop mobile handsets with superior MMIs quickly, cost-effectively, and at low risk.

e-SIM's MMI Solution  includes an innovative  and  completely  customizable  MMI
framework,   a  reference  application  with  data-driven  menus,  layouts,  and graphics. Accompanying the MMI reference application are easy to use RapidPLUS(TM) development and customization tools. e-SIM's MMI Solution also includes comprehensive documentation, training, and professional services to ensure project success.

e-SIM's MMI Solution is pre-integrated with 3rd party applications, such as MMS clients, Mobile Internet Browsers, game engines, voice recognition engines, predictive text technologies, and camera drivers.

Several novel e-SIM UI concepts such as a context sensitive "Action Bar", auto-zoom lists, auto-scroll marquee text expansion for messages and other long texts, cascading menus, and mixed-input forms are included in the MMI software application suite. These innovations improve usability and provide a sleek, professional look and feel to the application.

e-SIM's MMI Version 2.0 reference application is easily customizable, modular, and scalable. The MMI Solution enables the creation of several handset models based on a single source, providing the infrastructure for easy product segmentation, scalability, and expandability.


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



The MMI is integrated with several leading wireless platforms such as Texas Instruments' Calypso. The capability of integrating with a number of diverse platforms is based on e-SIM's advanced architecture, which allows it to be easily ported to any new hardware and software environment.

RapidPLUS(TM), e-SIM's full-powered MMI development tool, and high-level, user-friendly, customization tools empower manufacturers as well as carriers to easily customize and brand their handsets. Infrastructure is provided for elements such as graphics and animations, menu hierarchies, multiple language text strings, and screen layouts for download over-the-air and dynamic installation into the handset.

e-SIM's MMI Solution has the capacity to automatically create and run regression tests on the MMI prototype at the PC level before downloading the code to the target handset, thus saving 80% in testing time, identifying problems and bugs early, and resolving them easily.

More than 25 leading manufacturers are currently benefiting from e-SIM's MMI Solution, and several million handsets on the market today enjoy the advantages of e-SIM's advanced MMI technology.


ABOUT E-SIM LTD.

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. A wide range of wireless handset manufacturers and platform vendors, including Motorola, NEC, Kyocera, BenQ, Ericsson Mobile Platforms, and others use e-SIM's MMI solutions, which have been incorporated into millions of handsets on the market.

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, SIGNIFICANT FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON A SINGLE PRODUCT LINE, EXTENT OF DEMAND FOR THE COMPANY'S PRODUCT, IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, LENGTHY SALES CYCLE, CHANGING ECONOMIC CONDITIONS, RISKS OF JOINT DEVELOPMENT PROJECTS, DEPENDENCE ON KEY PERSONNEL, DIFFICULTIES IN MANAGING GROWTH, RISKS RELATING TO SALES AND DISTRIBUTION, RISKS ASSOCIATED WITH INTERNATIONAL SALES, RISKS OF PRODUCT
DEFECTS, DEPENDENCE ON COMPANY PROPRIETARY TECHNOLOGY. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISK FACTORS, SEE THE COMPANY'S FORM 20-F AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

MEDIA CONTACT:                              INVESTOR CONTACT:
Yardena Cogan                               Yaron Eldad
e-SIM Ltd.                                  e-SIM Ltd.
+1-888-742-9364                             +972-2-587-0770
ycogan@e-sim.co.il                          yaron@e-sim.co.il



     E-SIM SELLS ITS MMI SOLUTION TO MAJOR DECT HANDSET CHIPSET MANUFACTURER


JERUSALEM, Israel, September 21, 2004 -- E-SIM LTD. (OTCBB: ESIM.OB), a leading provider of MMI (Man-Machine Interface) Solutions for wireless devices, announced today that they have signed an agreement with a major DECT (Digital European Cordless Telephone) chipset manufacturer to bundle e-SIM's MMI Solution with their chipsets for DECT phones. As part of the deal e-SIM will receive initial revenues exceeding $750,000. Additionally, e-SIM expects to receive revenues from royalties paid for each handset sold that includes its technology.

The DECT chipset vendor has commissioned e-SIM to adapt e-SIM's comprehensive wireless handset MMI solution to meet the requirements of the growing DECT residential and enterprise markets which, according to a January 2004 DECT Forum report, grew 24% in 2003. With e-SIM's MMI Solution, DECT manufacturers will be able to bring highly attractive, advanced phones to market faster and more cost effectively. The companies expect millions of DECT handsets based on e-SIM's MMI to be shipped to the market starting next year.

More that 20 cellular handset manufacturers use e-SIM's Mobile MMI Solution to develop the distinctive MMIs of their cell phones. The solution, which includes a complete MMI reference design, a comprehensive set of RapidPLUS(TM) development and customization tools, and a broad range of professional services to ensure the project's success, enables the creation of simple, mid-range, or complex MMIs. MMI designers create the unique user interfaces on a PC from which C Code is automatically generated and embedded directly into the target device.

Marc Belzberg, CEO at e-SIM said, "I am very pleased to announce our agreement. This marks e-SIM's entrance into the DECT phone market complementing our strong penetration into the cellular market and strengthening our royalty revenue stream sources. The versatility of our MMI solution will adapt well to the growing DECT market, allowing a range of MMIs to be developed that meet the demands of both residential and enterprise systems."


ABOUT E-SIM

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. e-SIM's MMI solutions are used by a wide range of platform vendors and wireless handset manufacturers, including Texas Instruments, FreeScale (formerly Motorola
SPS), Renesas, Sasken, NEC, Kyocera, BenQ, and others. e-SIM's MMI technology has been incorporated into millions of handsets on the market.



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






CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, SIGNIFICANT FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON A SINGLE PRODUCT LINE, EXTENT OF DEMAND FOR THE COMPANY'S PRODUCT, IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, LENGTHY SALES CYCLE, CHANGING ECONOMIC CONDITIONS, RISKS OF JOINT DEVELOPMENT PROJECTS, DEPENDENCE ON KEY PERSONNEL, DIFFICULTIES IN MANAGING GROWTH, RISKS RELATING TO SALES AND DISTRIBUTION, RISKS ASSOCIATED WITH INTERNATIONAL SALES, RISKS OF PRODUCT
DEFECTS, DEPENDENCE ON COMPANY PROPRIETARY TECHNOLOGY. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISK FACTORS, SEE THE COMPANY'S FORM 20-F AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   e-SIM LTD.


Date:  October 4, 2004                             By /S/ YARON ELDAD
                                                   -----------------------------
                                                   Yaron Eldad
                                                   Chief Financial Officer
                                                   and Chief Operating Officer



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